SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated January 22, 2015

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

STOCK EXCHANGE RELEASE

January 22, 2015

Nokia to publish fourth quarter and full year 2014 results on January 29, 2015

Nokia Corporation
Stock Exchange Release
January 22, 2015 at 13:00 (CET +1)

Espoo, Finland — Nokia will publish its fourth quarter and full year 2014 results on January 29, 2015 at approximately 8 a.m. Finnish time (CET+1). The report will be made available on the Nokia website immediately after publication.

Nokia only publishes a summary of its interim reports in stock exchange releases. The summary focuses on Nokia Group’s financial information as well as on Nokia’s outlook.

The detailed segment level discussion will be available in the complete fourth quarter and full year 2014 results report available at http://company.nokia.com/financials. Investors should not solely rely on summaries of Nokia’s reports, but should also review the complete reports with tables.

Nokia’s analyst conference call will begin on January 29 at 3 p.m. Finnish time. A link to the webcast of the conference call will be available at http://company.nokia.com/financials. Media representatives can listen in via the link on that website, or alternatively call +1 706 634 5012, conference ID: 63850136.

About Nokia
Nokia invests in technologies important in a world where billions of devices are connected. We are focused on three businesses: network infrastructure software, hardware and services, which we offer through Nokia Networks; location intelligence, which we provide through HERE; and advanced technology development and licensing, which we pursue through Nokia Technologies. Each of these businesses is a leader in its respective field. http://company.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Enclosures:

Nokia stock exchange release dated January 22, 2015: Nokia to publish fourth quarter and full year 2014 results on January 29, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2015	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal